FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Release of:

                               May 6, 2002;
                               April 22, 2002;
                               April 15, 2002



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
 Q1 Net Income Up 500% to $4.2 Million vs. $0.7 Million, EBITDA $0.68 vs. $0.35

VANCOUVER, CANADA May 6, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced unaudited results for the first quarter ended March 31, 2002. Net sales of $51.2 million for the first quarter of 2002 was flat as compared to net sales of $51.5 million for the first quarter of 2001. Gross profit for the first quarter of 2002 was $7.8 million, an increase of 26% compared to gross profit of $6.2 million for the first quarter of 2001. Operating income for the first quarter of 2002 was $3.1 million ($0.30 per share) compared to operating loss of $0.3million ($0.03 per share) in the first quarter of 2001. Net income for the first quarter of 2002 was $4.2 million an increase of 500% compared to net income of $0.7 million in the first quarter of 2001. Basic and diluted earnings per share for the first quarter of 2002 were $0.41 and $0.40 compared to $0.07 and $0.06 in the first quarter of 2001.

"The Company is so pleased to announce that the financial results for the first quarter of 2002 showed better performance as compared to the same quarter of 2001," Mr. Tadao Murakami, Chairman commented. "Especially gross profit margin recovered significantly to 15%, and cost control demonstrated an impressive accomplishment resulted from the reduction of SG&A expenses."

Effective January 1, 2002, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and discontinued the amortization of goodwill. The adoption of SFAS No. 142 did not have a material impact on the Company's financial position or its results of operations.

During the first quarter of 2002, the Company disposed of its entire investment of equities in Deswell Industries, Inc. (NASDAQ Symbol:DSWL) for $10.2 million at an average price of $20.29. The total gain was $2.65 million, of which $2.01 million was recorded as unrealized gain in the prior years and $0.64 million was recorded as realized gain in the first quarter of 2002.

Following the successful investment in Huizhou TCL Mobile Communication Co., Ltd. with its excellent performance and contribution to the profits of the Company, the Company has made a further investment in TCL Holdings Corporation Ltd., the parent company of Huizhou TCL Mobile Communication Co., Ltd. and such transaction has been completed by March, 2002. The Company will continue to pursue merger and acquisition as well as other investment opportunities to help augment its growth.

The Company continues to maintain a strong financial position, with $3.66 of cash per share and $16.49 of net book value per share, based on 10,280,740 common shares outstanding as at March 31, 2002. The Company, as at March 31, 2002, had a cash to current liabilities ratio of 1.17, a current ratio of 2.95, a total assets to total liabilities ratio of 4.75, and approximately $37.6 million of cash on hand.

Repurchase Program

On October 1, 2001 the Company announced a stock repurchase program to buy-back up to an aggregate of two million common shares in the open market from time to time at prevailing market prices in accordance with SEC Rule 10b-18. As at May 1, 2002 the Company repurchased 282,600 of its common shares at an average price of $17.60. Under the circumstance of the Company's share price improved, continuous strong growth, as well as substantial profit attained by the Company during the 1st quarter of 2002, the Company does not expect to repurchase further shares under the existing repurchase program at this moment, but would consider to reactivate the program at a suitable timing.

First Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, May 6, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612)-332-0632 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film
(COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(In Thousands of US Dollars except share data)

                                                            Unaudited
                                                       Three months ended
                                                            March 31
                                                       2002           2001
------------------------------------------------ --------------- --------------
Net sales                                        $     51,217    $     51,487
Cost of sales                                          43,466          45,296
                                                 --------------- --------------

Gross profit                                            7,751           6,191

Costs and expenses
  Selling, general and administrative expenses          3,952           5,698
  Research and development expenses                       665             761
                                                 --------------- --------------
                                                        4,617           6,459

                                                 --------------- --------------
Income (loss) from operations                           3,134            (268)

Gain on disposal of land                                    -              18
Interest income                                           147             502
Other income - net                                         25             561
Equity in income (loss) of affiliated companies         1,135             (17)
                                                 --------------- --------------

Income before income taxes and minority interest        4,441             796
Income tax expense                                       (165)           (132)
                                                 --------------- --------------
Income before minority interest                         4,276             664
Minority interest                                        (101)             11
                                                 --------------- --------------
Net income                                       $      4,175    $        675
                                                 =============== ==============

Net income per share
  Basic                                          $       0.41    $       0.07
                                                 =============== ==============
  Diluted                                        $       0.40    $       0.06
                                                 =============== ==============

Weighted average number of shares ('000')
  Basic                                                10,306          10,240
  Diluted                                              10,476          10,417


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2002 AND DECEMBER 31, 2001
(In Thousands of US Dollars)

                                                          Unaudited      Audited
                                                           March 31    December 31
                                                             2002         2001
-------------------------------------------------------- ---------------------------
ASSETS
Current assets:
  Cash and cash equivalents                              $   37,628   $   58,676
  Marketable securities                                           -        9,505
  Accounts receivable, net                                   42,309       41,968
  Inventories                                                10,608       11,892
  Prepaid expenses and deposits                               2,416        2,377
  Income taxes recoverable                                    2,079        1,353
                                                         ---------------------------
     Total current assets                                    95,040      125,771

Investments in affiliated companies                           5,056        3,921

Long term investment                                         11,957            -

Property, plant and equipment, at cost                      116,203      105,536
Less: accumulated depreciation and amortization            (37,533)      (35,122)
                                                         ---------------------------
                                                             78,670       70,414
Intangible assets - net                                      22,948       23,060
Other assets                                                  1,407        1,407
                                                         ---------------------------
     Total assets                                        $  215,078   $  224,573
                                                         ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                          $      796   $    1,547
  Long term bank loan - current portion                       1,605        2,140
  Accounts payable and accrued expenses                      25,157       34,258
  Amount due to a related party                               3,113        2,733
  Dividend payable                                            1,213        1,023
  Income taxes payable                                          345           88
                                                         ---------------------------
    Total current liabilities                                32,229       41,789

Long-term bank loan - non-current portion                    12,860       12,860
Deferred income taxes                                           151          151
                                                         ---------------------------
    Total liabilities                                        45,240       54,800

Minority interest                                               320          422

Shareholders' equity:
  Common shares                                                 103          104
  Additional paid-in capital                                112,156      111,368
  Retained earnings                                          57,279       57,864
  Accumulated other comprehensive (loss) income (Note 1)        (20)          15
                                                         ---------------------------
    Total shareholders' equity                              169,518      169,351

    Total liabilities and shareholders' equity           $  215,078   $  224,573
                                                         ===========================


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(In Thousands of US Dollars)

                                                                                     Unaudited
                                                                                 Three months ended
                                                                                      March 31
                                                                                  2002        2001
------------------------------------------------------------------------------ ----------- -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $  4,175    $     675
Adjustments to reconcile net income to net cash used in  operating activities:
   Depreciation and amortization                                                  2,547        2,783
   Loss (gain) on disposal of property, plant and equipment                          39          (20)
   Unrealized loss on marketable securities                                           -          812
   Equity in (income) loss of affiliated companies less dividend received and    (1,135)          17
   amortisation of goodwill amortization
   Minority interest                                                                101          (11)
Changes in current assets and liabilities, net of effects of acquisition and disposal:
   Decrease in marketable securities                                              9,505            -
   (Increase) decrease in accounts receivable                                      (341)       4,705
   Decrease in inventories                                                        1,277        1,744
   Increase in prepaid expenses and deposits                                        (40)      (5,415)
   (Increase) decrease in income taxes recoverable                                 (726)         982
   Decrease in notes payable                                                       (751)      (1,286)
   Decrease in accounts payable and accrued expenses                             (9,113)      (6,433)
   Increase (decrease) in amount due to a related party                             209       (1,621)
   Increase (decrease) in income taxes payable                                      257         (192)
                                                                               ----------- -----------
            Total adjustments                                                     1,829       (3,935)
                                                                               ----------- -----------
Net cash used in operating activities                                          $  6,004    $  (3,260)
                                                                               ----------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in long term investment                                             (11,957)   $       -
   Purchase of property, plant and equipment                                    (10,763)      (4,975)
   Increase in investment of subsidiaries                                             -          (85)
   Proceeds from disposal of property, plant and equipment                            5          244
                                                                               ----------- -----------
   Net cash used in investing activities                                       $(22,715)   $  (4,816)
                                                                               ----------- -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                                      $ (3,528)   $  (1,292)
   Dividends paid                                                                (1,023)        (904)
   Repayment of bank loan                                                          (535)           -
   Repayment of short term debt                                                       -          (24)
   Proceeds from shares issued on exercise of options and warrants                  789        1,231
                                                                               ----------- -----------
Net cash used in financing activities                                          $ (4,297)   $    (989)
                                                                               ----------- -----------

Foreign currency translation adjustments                                            (40)           -
                                                                               ----------- -----------
Net decrease in cash and cash equivalents                                       (21,048)      (9,065)
                                                                               ----------- -----------
Cash and cash equivalents at beginning of period                                 58,676       58,896
                                                                               ----------- -----------
Cash and cash equivalents at end of period                                     $ 37,628    $  49,831
                                                                               =========== ===========


NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $4,140 and $685 for the three months ended March 31, 2002 and March 31, 2001, respectively.

2. Business segment information - The Company operates primarily in two segments, the consumer electronic product ("CEP") segment and the LCD panels and transformers ("LPT") segment.

                                                  Unaudited
                                              Three months ended
                                                   March 31
                                              2002            2001
---------------------------------------- --------------- ---------------
Net sales :
   - CEP                                 $     45,841    $     43,104
   - LPT                                        5,376    $      8,383
                                         --------------- ---------------

         Total net sales                 $     51,217    $     51,487
                                         =============== ===============

Income (loss) from operations :
   - CEP                                 $      4,069    $       (574)
   - LPT                                          106           1,249
                                         --------------- ---------------

         Total net income                $      4,175    $        675
                                         =============== ===============


                                            Unaudited        Audited
                                          March 31, 2002  Dec. 31, 2001
---------------------------------------- --------------- ---------------
Identifiable assets by SEGMENT:
   - CEP                                 $     171,703   $    188,262
   - LPT                                        43,375         36,311
                                         --------------- ---------------
         Total assets                    $     215,078   $    224,573
                                         =============== ===============


3. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                   Unaudited
                                               Three months ended
                                                    March 31
                                              2002            2001
---------------------------------------- --------------- ---------------
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers            $     44,934    $     47,326
       Intersegment sales                         477               -

   - PRC, excluding Hong Kong:
        Affiliated customers                    5,096           3,328
       Unaffiliated customers                   1,187             833
       Intersegment sales                      37,673          36,621

   - Intersegment eliminations                (38,150)        (36,621)
                                         --------------- ---------------

         Total net sales                 $     51,217    $     51,487
                                         =============== ===============

Income (loss) from operations within:
   - PRC, excluding Hong Kong            $      2,235    $       (265)
   - Hong Kong                                  1,940             940
                                         --------------- ---------------

         Total net income                $      4,175    $        675
                                         =============== ===============


                                           Unaudited        Audited
                                         March 31, 2002  Dec. 31, 2001
---------------------------------------- --------------- ---------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong            $      69,907   $     60,866
   - Hong Kong                                 145,171        163,707
                                         --------------- ---------------
         Total assets                    $     215,078   $    224,573
                                         =============== ===============


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
             Completes Investment in TCL Holdings Corporation Ltd.

VANCOUVER, CANADA April 22, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced the successful completion of its 6% equity interest investment in TCL Holdings Corporation Ltd. ("TCL Holdings"), the parent Company of the TCL Group. Gold Peak Industries, a Hong Kong listed company, also acquired a 6% equity interest in TCL Holdings. Nam Tai is also pleased it successfully introduced Toshiba Corporation and Sumitomo Corporation to the TCL Holdings investment opportunity. Both companies have also invested in TCL Holdings.

Nam Tai is pleased to announce that Mr. Ming Kown Koo, a Director of Nam Tai, was elected as one of TCL Holdings' executive directors. Nam Tai indicated that it is honored to be able to support TCL Holdings to broaden its shareholder base.

Following its indirect 5% equity investment in Huizhou TCL Mobile Communication Ltd., a very successful and aggressive mobile phone manufacturer in PRC (most likely the dominant player in PRC at present), the investment in TCL Holdings and Mr. Koo's appointment as an executive director of TCL Holdings solidifies the relationship between Nam Tai and TCL. Both parties are looking forward to supporting each other to develop more consumer products business and contribute more to the shareholders of both companies.

Nam Tai to transfer its interest in BPC (Shenzhen) Co., Ltd. to Toshiba Corporation

Nam Tai entered into a Memorandum of Understanding with Toshiba Corporation to discontinue their joint venture to produce lithium ion rechargeable battery packs for cellular phones. The joint venture business will end on May 1, 2002 and Toshiba Corporation will reacquire Nam Tai's entire interest in the joint venture company, BPC (Shenzhen) Co., Ltd. ("BPC"), at cost. Nam Tai Electronic & Electrical Products Limited, a wholly-owned subsidiary of Nam Tai, and Toshiba Battery Co., Ltd. established the joint venture in March 2000 to manufacture lithium ion battery packs for the China cellular phone market.

Following Toshiba Battery's sale to Sanyo of its nickel metal hydride battery business and a general reorganization of the battery business in the Toshiba Group, the Company and Toshiba mutually agreed that continuing with the joint venture would not be in their best interests considering the expected downward trend in demand for lithium ion battery packs.

Nam Tai expressed its appreciation for Toshiba's support during the BPC joint venture and Toshiba's willingness to protect Nam Tai against a declining battery pack market by repurchasing Nam Tai's investment in BPC. The Company noted that Toshiba's consideration of Nam Tai's interests reflects a solid 20 year relationship and that it looks forward to cooperating with Toshiba on other ventures in the near future.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                    To Release Q1/02 Results on May 6, 2002

VANCOUVER, CANADA, April 15, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its unaudited first quarter results for the period ended March 31, 2002 before the market opens on Monday, May 6, 2002.

The Company will hold a conference call on Monday, May 6, 2002 @ 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, May 3, 2002.

Shareholders,  media, and interested investors are invited to listen to the live
conference   call  by   dialing   (612)   332-0632   or  on  the   internet   at
http://www.videonewswire.com/event.asp?id=4132.

Repurchase Program

On October 1, 2001 the Company announced a stock repurchase program to buy-back up to an aggregate of two million common shares in the open market from time to time at prevailing market prices in accordance with SEC Rule 10b-18. As at March 31, 2002 the Company repurchased 273,300 of its common shares at an average cost of $18.25. Under the current stock market conditions, the Company does not expect to repurchase further shares under the existing repurchase program.

Dividend Payment

The Company will pay its first quarter dividend of $0.12 per share on or before April 21, 2002 to shareholders of record at the close of business on April 1, 2002.

Annual General Meeting

The Company will hold its Annual Shareholders' Meeting on Friday, June 14, 2002 at 11:30 a.m. at The Peninsula Beverly Hills, 9882 South Santa Monica Boulevard, Beverly Hills, California. The record date for voting is May 1, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film
(COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.




The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  May 6, 2002